March 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Attention: Jennie Beysolow

Re:	Comment Letter dated February 10, 2022

regarding GEN Restaurant Group, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted January 26, 2022

File No. 377-05692

Dear Ms. Beysolow:

GEN Restaurant Group, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (File No. 377-05692) (the “Registration Statement”) submitted to the Securities and Exchange Commission (the “Commission”) on January 26, 2022. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have confidentially submitted Amendment No. 3 to the Registration Statement (the “Amendment”) with the Commission today.

Draft Registration Statement on Form S-1 Amendment No. 2 submitted January 26, 2022

Cover Page

1.

Please disclose that the holders of the Class B Shares are the pre-IPO LLC members and disclose the total percentage of voting power held by Class B stockholders. Please also clarify that such holders will be able to control all matters requiring approval by your stockholders.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on the Cover Page, and added disclosure in the Prospectus Summary on page 13 of the Amendment, to include the additional information requested by the Staff regarding the Class B Shares.

Organizational Structure, page 12

2.

We note your revisions in response to comment three. Please further revise your disclosure in this section to quantify the estimated aggregate future payouts that you expect to make to the TRA participants. Please also disclose that all payments made by you under the TRA will not be available for investment in the business and will generally reduce the amount of cash that might have otherwise been available. Please similarly discuss instances in which payments under the TRA may be accelerated, such as under GEN Inc.’s right to early termination, and quantify the amount of the early termination payment. Please include disclosure discussing the potential impact on your financial condition and liquidity.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on pages 8, 9, 36, 58, 62, 67, 87, 118 and 119 of the Amendment to include the additional disclosure requested by the Staff regarding the TRA.

Use of Proceeds, page 61

3.

We note that you added additional investments and notes receivable from Ignite between the months of April and June, 2021. Because this indebtedness was incurred within one year, and will be repaid from proceeds of the offering, please describe the use of proceeds from such indebtedness. See Instruction 4 to Item 506 of Regulation S-K.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on pages 61. 73 and 122 of the Amendment to further describe the use of proceeds from the Ignite notes. As described in the Amendment, the Ignite notes have been repaid in full with the funds received from a line of credit with Pacific City Bank, which will be repaid in full using the proceeds of the offering.

Unaudited Pro Forma Consolidated Financial Information and Other Date, page 68

4.

It appears that your reference to “pro forma adjustments in the Reorganization and Offering Adjustments column” in your disclosure is inconsistent with the actual columns labeled as “Pro Forma Other Adjustments” and “Pro Forma Proceeds” in the pro forma financial statements. Please clarify or revise.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on pages 67 and 68 of the Amendment as requested to make this disclosure consistent.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin, page 84

5.

Please present and discuss net income (loss) margin whenever Adjusted EBITDA margin is presented and discussed. Please refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

We note the Staff’s comment, and in response thereto, have revised the presentation on pages 1. 3, 4, 82, 93 and 94 of the Amendment to include net income (loss) margin as required by Item 10(e)(1)(i)(A) of Regulation S-K.

6.

We note you present Adjusted EBITDA and Adjusted EBITDA margin in your graph presented on pages 1 and 95 without providing the most directly comparable GAAP measure, net income (loss) and net income (loss) margin. Please revise.

Response:

We note the Staff’s comment, and in response thereto, have revised the presentation on pages 1 and 93 of the Amendment as requested.

*                *                 *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (714) 476-9178 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Thomas V. Croal

Thomas V. Croal
Chief Financial Officer

Cc:	Michael Flynn, Esq.

Peter Wardle, Esq.

Steven Pidgeon, Esq.

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